Exhibit 99.4

Consent of Independent Auditor

We consent to the incorporation by reference in Registration Statements (Nos. 333-282962, 333-277987, 333-277987-01, 333-277987-02, 333-277987-03, 333-277987-04, 333-277987-05 and 333-278523-01) on Form F-3 of Brookfield Renewable Partners L.P. of our report dated November 5, 2025, relating to the consolidated financial statements of NGV NGR Acquisition Co, LLC, appearing in this Current Report on Form 6-K dated November 6, 2025.

/s/ RSM US LLP

Minneapolis, MN

November 6, 2025